Exhibit 99.3

DEJOUR ENERGY INC.

DJRQ 000001
SAM SAMPLE
123 SAMPLES STREET	Security Class	COMMON
SAMPLETOWN SS X9X X9X
CANADA
Holder Account Number
	C9999999999	I N D

Fold

Form of Proxy - Annual General and Special Meeting of Shareholders to be held on June 14, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (PDT) on June 12, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

DJRQ_PRX_166908/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of Dejour Energy Inc. hereby appoint: Robert L. Hodgkinson, the Chief Executive Officer and a Director of the Corporation, or failing him, Phillip D. Bretzloff, the VP and General Counsel of the Corporation,	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Hodgkinson, the Chief Executive Officer and a Director of the Corporation, or failing him, Phillip D. Bretzloff, VP and General Counsel.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Dejour Energy Inc. to be held at Suite 598 - 999 Canada Place, Vancouver, B.C., V6C 3E1, on Friday, June 14, 2013 at 10:00 AM (PDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Fixing the Number of Directors							☐	☐
To set the number of Directors at 7 (seven).

2. Election of Directors									____ Fold
	For	Withhold		For	Withhold		For	Withhold

01. Robert L. Hodgkinson	☐	☐	02. Craig Sturrock	☐	☐	03. Stephen R. Mut	☐	☐

04. Harrison F. Blacker	☐	☐	05. Richard A. Bachmann	☐	☐	06. A. Ross Gorrell	☐	☐

07. Richard H. Kennedy	☐	☐
							For	Withhold
3. Appointment of Auditors
Appointment of BDO CANADA LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐
							For	Against
4. Share Consolidation

Shareholders will be asked to grant the Board of Directors authority to complete a share consolidation, if they deem appropriate, of the Corporation’s common shares on the basis of up to five (5) pre-consolidation shares for every one (1) post consolidation share (5:1) to occur sometime before the next annual general meeting, with the exact consolidation ratio and time of the consolidation to be determined by the Board of Directors.

							☐	☐	____ Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

DEJOUR ENERGY INC.

DJRQ 000002
SAM SAMPLE
123 SAMPLES STREET	Security Class	COMMON
SAMPLETOWN SS X9X X9X
AUSTRALIA
Holder Account Number
	C9999999999	I N D

Fold

Form of Proxy - Annual General and Special Meeting of Shareholders to be held on June 14, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (PDT) on June 12, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 312-588-4290 Direct Dial	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

DJRQ_PRX_166908/000002/000002/i

Appointment of Proxyholder
I/We, being holder(s) of Dejour Energy Inc. hereby appoint: Robert L. Hodgkinson, the Chief Executive Officer and a Director of the Corporation, or failing him, Phillip D. Bretzloff, the VP and General Counsel of the Corporation,	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Hodgkinson, the Chief Executive Officer and a Director of the Corporation, or failing him, Phillip D. Bretzloff, VP and General Counsel.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Dejour Energy Inc. to be held at Suite 598 - 999 Canada Place, Vancouver, B.C., V6C 3E1, on Friday, June 14, 2013 at 10:00 AM (PDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Fixing the Number of Directors							☐	☐
To set the number of Directors at 7 (seven).

2. Election of Directors									____ Fold
	For	Withhold		For	Withhold		For	Withhold

01. Robert L. Hodgkinson	☐	☐	02. Craig Sturrock	☐	☐	03. Stephen R. Mut	☐	☐

04. Harrison F. Blacker	☐	☐	05. Richard A. Bachmann	☐	☐	06. A. Ross Gorrell	☐	☐

07. Richard H. Kennedy	☐	☐
							For	Withhold
3. Appointment of Auditors
Appointment of BDO CANADA LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐
							For	Against
4. Share Consolidation

Shareholders will be asked to grant the Board of Directors authority to complete a share consolidation, if they deem appropriate, of the Corporation’s common shares on the basis of up to five (5) pre-consolidation shares for every one (1) post consolidation share (5:1) to occur sometime before the next annual general meeting, with the exact consolidation ratio and time of the consolidation to be determined by the Board of Directors.

							☐	☐	____ Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.